Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Sen-Jam Pharmaceutical Inc.
35 Fort Hill Drive
Lloyd Harbor, New York 11743
sen-jam.com

Up to $3,992,791.95 in Common Stock at $7.35
Minimum Target Amount: $9,996.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Sen-Jam Pharmaceutical Inc.
Address: 35 Fort Hill Drive, Lloyd Harbor, New York 11743
State of Incorporation: DE
Date Incorporated: June 15, 2022

Terms:

Equity

Offering Minimum: $9,996.00 | 1,360 shares of Common Stock
Offering Maximum: $3,992,791.95 | 543,237 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $7.35
Minimum Investment Amount (per investor): $588.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Voting Rights of Securities Sold in this Offering</u>

<u>Voting Proxy.</u> Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of his or her authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Transfer Restrictions Applicable to Securities Sold in this Offering</u>

Section 7.1(a) of bylaws of the Company (the "ByLaws") details the right of first refusal ("ROFR") restriction applicable to the Common Stock sold in this offering. In short, if a selling stockholder receives a bona fide offer from a third party to purchase all or any portion of such stockholder's shares of stock and the selling stockholder

wishes to accept such offer, the selling stockholder must first provide Sen-Jam with prompt written notice (“Sale Notice”). Upon receipt of such notice, Sen-Jam may elect to purchase the shares or waive its purchase right, all subject to the procedures and applicable notice periods, as detailed in Section 7.1(a) of the Bylaws.

Section 7.2 (a) - (g) of the Bylaws provides for additional transfer restrictions, including but not limited to: (1) ineligible transferee; (2) competitor transferees; (3) the transfer would result in a breach of laws or regulations if consummated; (4) the transfer would result in the corporation or its stockholders incurring liability; (5) the transfer would result in a registration or filing requirement on behalf of the Company; (6) the transfer would result in a loss of federal or state exemption; and (7) the transfer or the transferee would be harmful or injurious to the business or reputation of the Company. Each of the foregoing will be enforced by the Board of Directors of the Company (the “Board”) in its sole discretion.

Section 7.3 of the Bylaws details exemptions to the transfer restrictions of Sections 7.1 and 7.2 of the Bylaws.

<u>Drag-Along Right Applicable to Securities Sold in this Offering</u>

Section 7.5 of the Bylaws provides for a Drag-Along Right. In short, if the Board votes to approve any sale or change in control of the Company, then each stockholder must consent to, and agree to raise no objections against, such transaction and take all necessary or desirable actions to facilitate the consummation of such transaction as requested by the Company. Additional obligations and information are outlined in Section 7.5 (a)-(c) of the Bylaws.

<u>SJP Owner Network Bonus (Loyalty Bonus)</u>

The Company would like to offer you an additional 10% bonus shares of your total investment.

<u>Time-Based:</u>

Friends and Family

Invest within the first week and receive 15% bonus shares

Super Early Bird Bonus

Invest in the second week and receive 10% bonus shares

Early Bird Bonus

Invest in the third week and receive 5% bonus shares

<u>Amount-Based:</u>

$1,000+⊠ Tier 1

The Company would like to offer you an additional 3% bonus shares of your total investment.

$5,000+ ⊠ Tier 2

The Company would like to offer you an additional 7% bonus shares of your total investment.

$10,000+ ⊠ Tier 3

The Company would like to offer you an additional 10% bonus shares of your total investment.

$20,000+ ⊠ Tier 4

The Company would like to offer you an additional 12% bonus shares of your total investment.

$25,000+ ⊠ Tier 5

The Company would like to offer you an additional 15% bonus shares of your total investment.

$50,000+ ⊠ Tier 6

The Company would like to offer you an additional 20% bonus shares of your total investment.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

The Company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example (assuming no other eligible bonuses), if you buy 100 shares of Common Stock at $7.35 / share, you will receive 110 shares Common Stock, meaning you'll own 110 shares for $735. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the SJP Owner Network Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Sen Jam Pharmaceutical is developing a line of anti-inflammatory drugs designed to reduce pain and inflammation by harnessing the human body's immune system at the very beginning of the inflammatory cascade. We seek to prevent acute inflammation, slow the progression of inflammatory chronic illnesses, and improve health overall through the use of our drugs. According to our research, there are currently no pharmaceutical products available to the consumer, either Over-the-Counter (OTC) or prescription (Rx), that act at the very beginning of the inflammatory cascade. None of our drugs are available at this time by prescription and still must be approved by the US Food and Drug Administration ("FDA"). We have developed a patent portfolio that we believe provides more than adequate protection from competitors. We are currently enrolling patients in our COVID-19 oral therapeutic Phase 2 Clinical Trial in collaboration with Duke University. The Company has an investigational new drug ("IND") application with the FDA for its drug targeting the toxic effects of alcohol and is ready to commence a Phase 2 Clinical Trial. We believe that, because we repurpose small molecules with over 30 years of safety data, we will be able to bring our drugs to the consumer rapidly, using an accelerated FDA pathway for approval.

The Company was originally incorporated on August 21, 2017 as Sen-Jam Pharmaceutical LLC, a Delaware limited liability company. The Company converted to from being a Delaware limited liability company to being a Delaware corporation on June 15, 2022.

Competitors and Industry

The life sciences and pharmaceutical industry is multibillion dollar business that is highly competitive. Big Pharma companies tend to spend billions of dollars to discover, develop and market the next new designer drug. We, on the other hand, had a eureka moment when we combined two already proven safe and effective products in novel formulations and discovered that our novel formulations effectively reduced the rate at which mast cells (human immune system cells) release proteins that cause inflammation. We believe that our discovery represents the largest advance in anti-inflammatory therapeutics made in the last 30 years. We believe we have found a Goldilocks solution right under Big Pharma's nose and intend to disrupt the industry with our products in a very consumer focused way.

We are targeting indications that could benefit from our anti-inflammatory drugs. Some of these indications are listed below:.

-COVID-19

-Prevention of Alcohol Hangover

-Opioid Use disorder

-Vaccine side effect reduction

-Arthritis

-Upper Respiratory Infections

-Aging

Current Stage and Roadmap

CURRENT STAGE

- Enrolling patients for Phase 2 Clinical Trial for oral COVID-19 therapeutic (SJP-002c) in collaboration with Duke University. We are targeting FDA submission May `23

- Starting large-scale engineering batches for oral COVID-19 therapeutic (SJP-002c) in collaboration with KVK-Tech, Inc.

- the Company will begin Phase 2 Clinical Trial for alcohol hangover prevention therapeutic (SJP-001), targeting patient enrollment in QI-23

- Supporting Investigator Initiated Study for opioid withdrawal therapeutic (SJP-005) in collaboration with People Science

- Pre-clinical work has begun for COVID-19 and opioid withdrawal injectables (SJP-100 & SJP-101)

FUTURE ROADMAP

Funding for our 2023 plan includes the expected cost of our Phase 2 Clinical Trial for Alcohol Hangover prevention therapeutic (-$2M), accelerated advancement of Phase 2 Oral COVID-19 Clinical Trial with possible second site location ($200k-$500k), bridging study for COVID-19 therapeutic (-$100k), Pre-IND planning for Opioid withdrawal therapeutic (-$100k), and Formulation and Chemistry, Manufacturing, & Controls for COVID-19 and Opioid withdrawal injectables ($3M-$5M). In addition, legal and IP (-$300k) and SG&A ($150k-$700k) currently running at $150k per year.

The advancement of our oral COVID-19 therapeutic and alcohol hangover prevention therapeutic to completion of Phase 2 Clinical Trial in 2023 could lead to sale or license agreements which could have a significant financial impact on the Company, thereby reducing the need for future capital.

The Team

Officers and Directors

Name: James Iversen

James Iversen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Director & Co-Founder
  Dates of Service: August 21, 2017 - Present
  Responsibilities: Oversee the Vision, Strategy, Operations of the company. Jim currently receives salary compensation of $150,000 in this role.

Name: Jacqueline M. Iversen

Jacqueline M. Iversen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Clinical Officer, Secretary & Co-Founder
  Dates of Service: August 21, 2017 - Present
  Responsibilities: Responsible for all Clinical aspects of the company, ie research for new indications, drug development, publishing papers, Intellectual Property, & Clinical trials design and oversight. Jacqueline currently receives salary compensation of $150,000 in this role.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other

information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the Pharmaceutical industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $3,992,791.95 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." Our oral COVID therapeutic clinical trial only needs about $400k to complete. Once complete this asset could be sold or licensed, providing funding for additional assets. We are looking to raise capital to advance our other assets. If we don't raise the additional capital we don't advance those products.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate the potential need to access to credit in order to support our working capital requirements as we grow. It is a difficult environment to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We may never have an operational product or service
It is possible that there may never be an FDA-approved, marketable product. It is possible that the failure to release products is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
Even if one or more of the product candidates that we develop is approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product candidate. Our expenses could increase beyond expectations if we are required by the U.S. Food and Drug Administration, or the FDA, the European Medicines Agency, or the EMA, or other regulatory agencies to perform clinical trials or studies in addition to those that we currently anticipate. Even if we are able to generate revenue from the sale of any approved products, we may not become profitable and may need to obtain additional funding to continue operations.

Developing new products and technologies entails significant risks and uncertainties
Our ability to generate revenue from product sales and achieve profitability depends on our ability, alone or with potential collaborative partners, to successfully complete the development of, and obtain the regulatory approvals necessary to commercialize, our development programs. We do not anticipate generating revenue from product sales for the next several years, if ever. Our ability to generate future revenue from product sales depends heavily on our or any potential future collaborators' success in: (1) recruiting sufficient subjects for clinical trials; (2) completing clinical and preclinical development of product candidates and programs and identifying and developing new product candidates; (3) seeking and obtaining marketing approvals for any product candidates that we develop; (4) paying user fees, obtaining market exclusivity for our products; (5) launching and commercializing product candidates for which we obtain marketing approval by establishing a sales force, marketing, medical affairs and distribution infrastructure or, alternatively, collaborating with a commercialization partner; (6) achieving adequate coverage and reimbursement by hospitals, government and third-party payors for product candidates that we develop; (7) establishing and maintaining supply and manufacturing relationships with third parties that can provide adequate, in both amount and quality, products and services to support clinical development and the market demand for product candidates that we develop, if approved; (8) obtaining market acceptance of product candidates that we develop as viable treatment options; (9) addressing any competing technological and market developments; (10) negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter and performing our

obligations in such collaborations; (11) maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how; (12) defending against third-party interference or infringement claims, if any; and (13) attracting, hiring and retaining qualified personnel.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Our Board of Directors currently consists of one member, our CEO, Jim Iversen. A majority of the outstanding shares of common stock are held by our CEO and our Head of Clinical Development.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products, if approved, will be able to gain traction in the

marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs, which may remit in early product approvals and market exclusivity which covid blocks entry of our products. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

The Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The Company has incurred a net loss and has not generated any revenues since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our intellectual property, the Company's value may be materially and adversely impacted. This could also impair the Company’s ability to compete in the marketplace. For example, if any of our intellectual property are deemed unenforceable, the Company may lose sublicense revenue, which is a potentially significant revenue stream for the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company’s performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell products is dependent on the outside government regulation such as the FDA (Food and Drug Administration) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be legal or in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

General Risk
We are a clinical-stage pharmaceutical company with a limited operating history. We have never been profitable. We currently have no products ready to sell, and to date we have not generated any revenue. As a result, our ability to reduce our losses and reach profitability is unproven, and we may never achieve or sustain profitability. We expect to continue to incur significant expenses and operating losses for the foreseeable future. The net losses we incur may fluctuate significantly from quarter to quarter. We anticipate that our expenses will increase substantially if, and as, we: • pursue the clinical development of product candidates; • leverage our programs to advance product candidates into preclinical and clinical development; • seek regulatory approvals for any product candidates that successfully complete clinical trials; • hire additional clinical, quality control and scientific personnel; • expand our operational, financial and management systems and increase personnel, including personnel to support our clinical development, manufacturing and commercialization efforts; • maintain, expand and protect our intellectual property portfolio; • establish a sales, marketing, medical affairs and distribution infrastructure to commercialize any products for which we may obtain marketing approval and intend to commercialize on our own or jointly; and • acquire or in-license other product candidates and technologies.

Substantial disruption to production at our manufacturing and/or distribution facilities could occur

A disruption in production at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our future suppliers or distributors. The disruption could occur for many reasons, including pandemic (such as the novel COVID-19 pandemic), fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation (including adverse inspections), cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

If we are unable to advance our current or future product candidates through clinical trials, obtain marketing approval and ultimately commercialize any product candidates we develop, or experience significant delays in doing so, our business will be materially harmed.

Our ability to generate product revenues, which we do not expect will occur for several years, if ever, will depend heavily on the successful development and eventual commercialization of the product candidates we develop, which may never occur. Our current product candidates, and any future product candidates we develop, will require additional preclinical and clinical development, management of clinical, preclinical and manufacturing activities, marketing approval in the United States and other markets, demonstrating effectiveness to pricing and reimbursement authorities, obtaining sufficient manufacturing supply for both clinical development and commercial production, building of a commercial organization, and substantial investment and significant marketing efforts before we generate any revenues from product sales.

If you purchase our common stock in this offering, you may incur substantial dilution in the value of your shares.

Pursuant to the Company’s 2022 Equity Compensation Plan, we intend to grant options to purchase shares of common stock to persons providing service to the Company. As the Company evolves, we will likely have an increased need to grant stock options to service providers. The Company currently has an aggregate principal amount of $2,031,917 in Convertible Note debt (as detailed below). On March 16, 2022, the Company entered into a Development, Manufacturing, Distribution and License Agreement KVK-Tech, Inc. ("KVK-Tech") (the "Agreement"). Pursuant to the Agreement, upon KVK-Tech's satisfaction of its final Milestone (as defined in the Agreement) in the Project Plan (as detailed in the Agreement), KVK-Tech will receive an 8.42% voting equity interest in the Company. In the future, the Company may enter into similar agreements with supply-chain companies. The Company plans to pursue a potential Regulation D offering in which the Company sells securities to institutional investors. It is foreseeable that the Company may consummate the Regulation D offering concurrently with the Company's offering on the StartEngine platform. Individually and in the aggregate, the Company's proposed Regulation D offering with institutional investors, the Company's obligations under the Agreement, the conversion of the Company's Convertible Notes and the granting of stock options will result in stockholders purchasing common stock in this offering incurring dilution.

An active trading market for our common stock may not develop, and you may not be able to resell your shares at or above the price paid for them in this offering.
Prior to this offering, there has been no public market for shares of our common stock and an active trading market for our shares may never develop or be sustained following this offering.

We have broad discretion in how we use the proceeds of this offering and may not use these proceeds effectively, which could affect our results of operations and cause our stock price to decline.
We will have considerable discretion in the application of the net proceeds from this offering. As a result, investors will be relying upon management's judgment with only limited information about our specific intentions for the use of the net proceeds from this offering. We may use the net proceeds from this offering for purposes that do not yield a significant return or any return at all for our stockholders. In addition, pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

The cost of enforcing our patents could prevent us from enforcing them
Patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Our patents may not prevent competition by third parties
The company protects its product candidates by filing and prosecuting patent applications. We currently have 6 issued U.S. patents, and 17 issued patents outside the U.S. In addition, we have 6 pending patent applications in the U.S., and 13 pending applications outside the U.S. (including under the Patent Cooperation Treaty or PCT). We cannot be certain that our patents and pending applications will be sufficient to prevent third parties from developing and selling competing products. Third parties may design around our patents or may challenge our patent rights by asserting that certain of our patents are invalid and/or unenforceable. Further, patent litigation is expensive, and thus costs to defend or enforce our patents could require considerable resources. We cannot guarantee that our pending applications will be granted, or that our granted patents would be upheld as valid by a court or upon administrative challenge.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
James Iversen	4,102,500	Common Stock	41.03%
Jacqueline Iversen	4,102,500	Common Stock	41.03%

The Company's Securities

The Company has authorized Common Stock, Convertible Note (1), Convertible Note (2), Convertible Note (3), Convertible Note (4), Convertible Note (5), and Convertible Note (6). As part of the Regulation Crowdfunding raise, the Company will be offering up to 543,237 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 10,000,000 outstanding.

Voting Rights

One Vote Per Share. Please see Voting Rights of Securities Sold in this Offering below for additional information.

Material Rights

The total amount outstanding includes 479,045 shares to be issued pursuant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Right of First Refusal.

(a) If a stockholder receives a bona fide offer from a third party to purchase all or any portion of such stockholder's shares of the stock (whether an unsolicited offer or an offer resulting from such stockholder's efforts to obtain an offer), and such stockholder (a "Selling Stockholder"), desires to accept such offer at any time, the Selling Stockholder shall promptly give the corporation written notice of the proposed sale (the "Sale Notice") setting forth (i) the name(s) and address(es) of the prospective purchaser(s), (ii) a confirmation from the Selling Stockholder that the offer is a bona fide offer and that the Selling Stockholder believes in good faith that the prospective purchaser has the ability to consummate the proposed purchase and intends to consummate the proposed purchase on the proposed terms, (iii) a description of the shares to be sold (the "Offered Shares"), (iv) the purchase price proposed to be paid for the Offered Shares and (v) any other material terms and conditions relating to the proposed sale. Notice shall also include a copy of any written proposal, term sheet or letter of intent or other agreement relating to the proposed sale. (b) Upon receipt of the Sale Notice, the corporation shall have the right to purchase any or all of the Offered Shares at the same price and subject to the same terms and conditions as described in the Sale Notice. The corporation may exercise its purchase right by written notice to the Selling Stockholder delivered to the Selling Stockholder no later than by the close of business on the tenth (10th) business day following the date on which the corporation received the Sale Notice, such written notice to specify the number of Offered Shares that the corporation elects to purchase. (c) If the corporation does not elect to purchase all of the Offered Shares, the corporation shall provide written notice to such effect to the Selling Stockholder delivered to the Selling Stockholder no later than by the close of business on the tenth (10th) business day following the date on which the corporation received the Sale Notice. A failure by the corporation to provide such notice to the Selling Stockholder in a timely manner shall constitute a waiver of the corporation's purchase right. (d) The corporation shall purchase the Offered Shares to be purchased by them on such date as the Selling Stockholder may designate, which shall not be prior to forty five (45) days after the date of the Sale Notice or later than sixty (60) days after the date of the Sale Notice (unless the Sale Notice contemplated a later closing date with the prospective purchaser, in which case the purchase by the corporation shall not be prior to such later date) or such longer period as may be necessary to comply with law or regulation. The corporation shall pay the purchase price for the shares to be purchased by check or wire transfer against delivery of the certificates evidencing the shares to be purchased. (e) Should the purchase price specified in the Sale Notice be payable in property other than cash or evidences of indebtedness, the corporation shall have the right to pay the purchase price in the form of cash equal in amount to the fair market value of such property. If the Selling Stockholder and the corporation cannot agree on such cash value, the valuation shall be made by an appraiser of recognized standing selected by the Selling Stockholder and the corporation or, if they cannot agree on an appraiser, each shall select an appraiser of recognized standing and those appraisers shall designate a third appraiser of recognized standing, whose appraisal shall be determinative of such value. The cost of such appraisal shall be shared equally by the Selling Stockholder and the corporation. If the time for the closing of the corporation's purchase has expired but the determination of the value of the purchase price offered by the prospective transferee(s) has not been finalized, then such closing shall be held on or prior to the fifth (5th) business day after such valuation shall have been made pursuant to this subsection.

Transfer Restrictions. In addition to the restrictions above, no stockholder shall sell, assign, pledge, or in any manner transfer any of the shares of stock or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise if, as determined by the Board of Directors in its sole discretion: (a) the transferee is not eligible to hold such shares; (b) the transferee, together with any of its affiliates, competes directly or indirectly with the corporation; (c) the transfer may result in the breach of the laws, regulations or requirements of any country or governmental or regulatory authority; (d) the transfer may result in the corporation or the stockholders incurring any liability to taxation or suffering any other pecuniary disadvantage which the corporation or the stockholders might not otherwise have incurred or suffered or otherwise expose the corporation or the stockholders to adverse pecuniary, legal, fiscal, tax, regulatory or material administrative consequences that the corporation or the stockholders might not otherwise have been exposed to; (e) the transfer may result in the corporation being required to comply with any registration or filing requirement in any jurisdiction with which it would not otherwise be required to comply or the corporation being in breach of the laws, regulations or requirements of any country or governmental authority; (f) if such transfer would result in the loss of any federal or state securities law exemption relied upon by the corporation in connection with the initial issuance of such shares or the issuance of any other securities; or (g) the transfer or the transferee may be harmful or injurious to the business or reputation of the corporation.

Exempt Transfers. Notwithstanding the foregoing, these restrictions on transfer shall not apply to (a) any transfer of shares of stock to any spouse or member of a stockholder's immediate family, or to a custodian, trustee (including a trustee of a voting trust), executor, or other fiduciary for the account of the stockholder's spouse or members of the stockholder's immediate family, or to a trust for the stockholder's own self, or a charitable remainder trust, (b) the transfer of shares to a stockholder's partners, members or beneficial owners, (c) a sale of shares in the initial sale of the corporation's stock to the public ("IPO") pursuant to a registration statement filed with, and declared effective by, the Securities and Exchange Commission under the under the Securities Act of 1933, as amended (the "Act"), (d) any transfer in a Drag-Along Sale (as defined below) or any merger or consolidation in which the shares of stock are converted into or exchanged for securities or property of the surviving corporation or an affiliate of the surviving corporation in such transaction, or (e) the sale of shares initially acquired through a Regulation CF offering conducted on the

StartEngine Funding portal, with such shares having first been held by the selling stockholder for a period of at least twelve (12) consecutive months following the closing of the StartEngine campaign, as required by Regulation CF; provided, however, that in the event of any transfer made pursuant to one of the exemptions provided by the foregoing clause(s) (a), (b) and (e), the transferring stockholder shall inform the corporation of such transfer and each transferee or assignee shall execute documents assuming the obligations of the transferring stockholder under these Bylaws with respect to the transferred shares.

Drag-Along Right

(a) Subject to the provisions Section 7.5(b) and Section 7.5(c), if the Board of Directors vote to approve any sale of control of the corporation, however effected (a "Drag-Along Sale"), then each stockholder shall consent to, and agree to raise no objections against (and shall confirm such consent in writing to) such Drag-Along Sale and will take all necessary or desirable actions to facilitate the consummation of such Drag-Along Sale as requested by the corporation, including executing any agreements, powers of attorney, proxies or other documents and instruments in connection therewith. Without limiting the generality of the foregoing, in the event of any proposed Drag-Along Sale, each stockholder shall, (i) in the event such transaction is brought to a vote at a stockholder meeting, be present at such meeting, in person or by proxy, for the purposes of determining the presence of a quorum, (ii) vote, in person, by proxy or by action by written consent, as applicable, all shares as to which such stockholder has voting power in favor of such transaction and in opposition of any and all other proposals that could reasonably be expected to delay or impair the ability of the corporation to consummate such transaction, (iii) refrain from exercising or waive to the extent applicable any dissenter's rights, appraisal rights or similar rights with respect to such transaction, and (iv) if such transaction is to be structured as a sale or exchange of capital stock, execute the proposed stock sale agreement and deliver to the purchaser at the closing the certificates evidencing such stockholder's shares, duly endorsed for transfer.

(b) The obligations of the stockholders with respect to any Drag-Along Sale are subject to the condition that (i) upon the consummation of the Drag-Along Sale, each stockholder will receive the same amount and form of consideration that such stockholder would have been entitled to receive if the aggregate consideration paid to the stockholders had been distributed by the corporation in complete liquidation (ignoring any taxes) pursuant to the rights and preferences set forth in the corporation's Certificate of Incorporation as in effect immediately prior to such Drag-Along Sale; (ii) the holders of each class and series of stock of the corporation are subject to the same escrow provisions, if any; (iii) any representation and warranties to be made by the stockholders in connection with the Drag-Along Sale are limited to representations and warranties related to authority, ownership and ability to convey title to the shares transferred in the Drag-Along Sale; (iv) the stockholders not be subject to any covenants or obligations (including, without limitation, an obligation not to compete with the corporation or the purchaser) other than to surrender the certificate(s) representing such stockholder's shares and other covenants and obligations that are customary for stockholders in such transactions and which are uniformly applied to all stockholders; and (v) except with respect to (A) claims related to fraud by a stockholder, the liability for which will not be limited as to such stockholder, and (B) the representations referred to in the foregoing clause (iii) for which each stockholder's liability shall be limited to the proceeds received by such stockholder, the liability of the stockholders shall be limited to each stockholder's applicable share (determined based on the respective proceeds payable to each stockholder in connection with such DragAlong Sale in accordance with the provisions of the Certificate of Incorporation) of a negotiated aggregate indemnification amount that applies equally to all stockholders but in no event exceeds the amount of consideration otherwise payable to each stockholder in connection with the Drag-Along Sale.

(c) In any Drag-Along Sale, each stockholder will bear a proportionate share (based on the proceeds otherwise payable to such stockholder in such Drag-Along Sale) of (i) of the costs incurred by the corporation in connection with any Drag-Along Sale to the extent such costs are incurred for the benefit of all stockholders and are not otherwise paid by the corporation or the acquiring person and (ii) subject to the limitations set forth above, any indemnification or other obligations that the stockholders are required to provide in connection with such Drag-Along Sale. In no event shall any stockholder's obligations under this section (in the aggregate) exceed the amount received by such stockholder in the transaction.

Convertible Note (1)

The security will convert into Shares of the same class sold in the offering that triggers conversion of these notes. and the terms of the Convertible Note (1) are outlined below:

Amount outstanding: $189,095.89
Maturity Date: January 28, 2022
Interest Rate: 10.0%
Discount Rate: 20.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: Equity financing with total proceeds to the company exceeding $5,000,000

Material Rights

Interest calculated as of 10/3/2022.

Convertible Note (2)

The security will convert into Shares of the same class sold in the offering that triggers conversion of these notes. and the terms of the Convertible Note (2) are outlined below:

Amount outstanding: $519,330.52

Maturity Date: January 28, 2022
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: $20,000,000.00
Conversion Trigger: Equity financing with total proceeds to the company exceeding $5,000,000

Material Rights

Interest calculated as of 10/3/2022.

Convertible Note (3)

The security will convert into Shares of the same class sold in the offering that triggers conversion of these notes. and the terms of the Convertible Note (3) are outlined below:

Amount outstanding: $25,087.40
Maturity Date: January 28, 2022
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: $25,000,000.00
Conversion Trigger: Equity financing with total proceeds to the company exceeding $5,000,000

Material Rights

Interest calculated as of 10/3/2022.

Convertible Note (4)

The security will convert into Shares of the same class sold in the offering that triggers conversion of these notes. and the terms of the Convertible Note (4) are outlined below:

Amount outstanding: $250,328.77
Maturity Date: November 10, 2023
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: $25,000,000.00
Conversion Trigger: Equity financing with total proceeds to the company exceeding $1,000,000

Material Rights

Interest calculated as of 10/3/2022.

Convertible Note (5)

The security will convert into Shares of the same class sold in the offering that triggers conversion of these notes. and the terms of the Convertible Note (5) are outlined below:

Amount outstanding: $742,519.69
Maturity Date: November 10, 2023
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: $20,000,000.00
Conversion Trigger: Equity financing with total proceeds to the company exceeding $1,000,000

Material Rights

Interest calculated as of 10/3/2022.

In the event of the sale of the company these automatically convert.

Convertible Note (6)

The security will convert into Shares of the same class sold in the offering that triggers conversion of these notes. and the terms of the Convertible Note (6) are outlined below:

Amount outstanding: $304,654.26
Maturity Date: November 10, 2023
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: $25,000,000.00
Conversion Trigger: Equity financing with the proceeds to the company exceeding $1,000,000.

Material Rights

Interest calculated as of 10/3/2022.

In the event of the sale of the company these automatically convert.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Pursuant to the Company's 2022 Equity Compensation Plan, we intend to grant options to purchase shares of common stock to persons providing service to the Company. As the Company evolves, we will likely have an increased need to grant stock options to service providers. The Company currently has an aggregate principal amount of $2,031,917 in Convertible Note debt (as detailed below). On March 16, 2022, the Company entered into a Development, Manufacturing, Distribution and License Agreement KVK-Tech, Inc. ("KVK-Tech") (the "Agreement"). Pursuant to the Agreement, upon KVK-Tech's satisfaction of its final Milestone (as defined in the Agreement) in the Project Plan (as detailed in the Agreement), KVK-Tech will receive an 8.42% voting equity interest in the Company. In the future, the Company may enter into similar agreements with supply-chain companies. The Company plans to pursue a potential Regulation D offering in which the Company sells securities to institutional investors. It is foreseeable that the Company may consummate the Regulation D offering concurrently with the Company's offering on the StartEngine platform. Individually and in the aggregate, the Company's proposed Regulation D offering with institutional investors, the Company's obligations under the Agreement, the conversion of the Company's Convertible Notes and the granting of stock options will result in stockholders purchasing common stock in this offering incurring dilution.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the

family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $150,000.00
  Use of proceeds: Research & Development and Intellectual Property
  Date: January 28, 2020
  Offering exemption relied upon: 506(c)

- **Type of security sold:** Convertible Note
  Final amount sold: $455,075.00
  Use of proceeds: Research & Development and Intellectual Property
  Date: January 28, 2020
  Offering exemption relied upon: 506(c)

- **Type of security sold:** Convertible Note
  Final amount sold: $25,000.00
  Use of proceeds: Research & Development and Intellectual Property
  Date: January 28, 2020
  Offering exemption relied upon: 506(c)

- **Type of security sold:** Convertible Note
  Final amount sold: $250,000.00
  Use of proceeds: Research & Development and Intellectual Property
  Date: September 26, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $710,900.00
  Use of proceeds: Research & Development and Intellectual Property
  Date: December 01, 2021
  Offering exemption relied upon: Regulation CF

- **Type of security sold:** Convertible Note
  Final amount sold: $296,301.00
  Use of proceeds: Research & Development and Intellectual Property
  Date: December 01, 2021
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The Company operates in a capital-efficient manner and has pursued its drug development program only with available capital. The Company believes it has sufficient funds to complete its Phase 2 Clinical Trial for COVID-19. The Company believes it can continue to operate with generating revenue through the sale of its products through the end of Q4 of 2023.

Foreseeable major expenses based on projections:

Funding for our 2023 plan includes the cost of our anticipated Phase 2 Clinical Trial for Alcohol Hangover prevention therapeutic (-$2M), accelerated advancement of Phase 2 Oral COVID-19 Clinical Trial with possible second site location ($200k-$500k), bridging study for COVID-19 therapeutic (-$100k), Pre-IND planning for Opioid withdrawal therapeutic (-$100k), and Formulation and Chemistry, Manufacturing, & Controls for COVID and Opioid withdrawal injectables ($3M-$5M). In addition, legal and IP (-$300k) and SG&A ($150k-$700k) currently running at $150k per year.

Future operational challenges:

The Company is currently being run virtually. This model has worked well since the Company was founded in 2017 but could present operational challenges as we grow and scale. In addition, our ability to attract contractors for specific tasks has worked well for us but could present an operational challenge if the labor market changes, requiring us to pay more or hire full time employees.

Future challenges related to capital resources:

Raising additional funds may be challenging due to the stage of clinical development of our products, the results of clinical trials, the strength of our IP, the strength of the management team, and the timing of licensing deals. In addition, the use of crowdfunding by the Company to raise funds may make it more difficult to raise additional funding from institutional investors, such as venture capital companies.

Future milestones and events:

The advancement of our oral COVID-19 therapeutic and Alcohol hangover prevention therapeutic to completion of Phase 2 in 2023, if successful, could lead to sale or license agreements which could have significant financial impact on the Company, thereby reducing the need for future capital.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September, 2022, the Company has capital resources available in the form of $425,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our operations. These funds are required to support our ongoing Phase 2 Clinical Trial for our oral COVID-19 therapeutic (SJP-002C), support our anticipated Phase 2 clinical trial for our Alcohol Hangover prevention therapeutic (SJP-001), complete our pre-Investigational New Drug (pre-IND) work for FDA submission, and further the securing of additional patent protection for our products.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary for the viability of the Company. Of the total funds that our Company has, approximately 90% will be made up of funds raised from the crowdfunding campaign if the maximum funding goal is reached.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum target amount, we anticipate the Company will be able to operate for at most six months. This is based on a current monthly burn rate of $70,000 for expenses related to R&D, legal, and Intellectual Property (IP).

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for at most 16 months. This is based on an anticipated increased monthly burn rate of $250,000 for expenses related to salaries, R&D, legal, clinical trials, and IP.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company intends to seek funding from institutional investors, such as venture capital companies, with the goal of raising an aggregate of $10M from the StartEngine crowdfunding campaign and the remainder from institutional investors. *See company risk factors and dilution section for additional information on the concurrent company fundraising that may occur during this regulation crowdfunding offering.*

Indebtedness

- **Creditor:** Convertible Note (1)
  Amount Owed: $189,095.89
  Interest Rate: 10.0%
  Maturity Date: January 28, 2022
  (See Company Securities section for additional information)

- **Creditor:** Convertible Note (2)
  Amount Owed: $519,330.52
  Interest Rate: 8.0%
  Maturity Date: January 28, 2022
  (See Company Securities section for additional information)

- **Creditor:** Convertible Note (3)
  Amount Owed: $25,987.40
  Interest Rate: 8.0%
  Maturity Date: January 28, 2022
  (See Company Securities section for additional information)

- **Creditor:** Convertible Note (4)
  Amount Owed: $250,328.77
  Interest Rate: 8.0%
  Maturity Date: November 10, 2023
  (See Company Securities section for additional information)

- **Creditor:** Convertible Note (5)
  Amount Owed: $742,519.69
  Interest Rate: 8.0%
  Maturity Date: November 10, 2023
  (See Company Securities section for additional information)

- **Creditor:** Convertible Note (6)
  Amount Owed: $304,654.26
  Interest Rate: 8.0%
  Maturity Date: November 10, 2023
  (See Company Securities section for additional information)

Related Party Transactions

- **Name of Entity:** Jacqueline Iversen
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: In Fall 2021, the Company issued promissory notes in the following amounts to Ms. Jacqueline Iversen: (1) October 5, 2021: $25,000.00 (8% interest); (2) October 14, 2021: $10,000.00 (8% interest); and (3) November 5, 2021: $150,000.00 (8% interest). The Company paid each of the above promissory notes in full upon the closing of Convertible Note (5).
  Material Terms:

Valuation

Pre-Money Valuation: $69,979,019.25

Valuation Details:

A valuation was conducted by Sobel & Company in June 2022 resulting in a discounted non-liquid valuation of $41.2M. Since the completion of this valuation, we were issued the European patent for SJP-001, started dosing patients for our phase 2 clinical trial (SJP-002C), successfully completed formulation and R&D batches for SJP-002C, and entered an agreement with People Science to support investigator-initiated study for SJP-005.

June ‘22 - $10M Valuation Increase for European Patent Issued & Registered in 14 Countries for SJP-001 (Alcohol Hangover Prevention). We are currently valuing the U.S. Market for our products that have received a U.S. patent and for which we are ready to begin a Phase 2 Clinical Trial at a discounted $20M . The European Market is as least equivalent to the U.S Market, but we are giving it 50% value to the U.S. (See Attached 3rd Party Market Analysis and Valuation for U.S. Market by Destum Partners) June ‘22 - $5M Valuation Increase for People Science Partnership to support an Investigator Initiated Study for SJP-005 (Opioid Withdrawal) with a Suboxone administering physician in PA. The results will be compiled with our animal (in-vivo) data and support a pre-Investigational New Drug (IND) meeting with the FDA to open a Phase 2 Clinical Trial. (See Attached 3rd Party Market Analysis and Valuation for U.S. Market by Destum Partners) Sept ‘22 - $8M Valuation Increase for enrollment of patients for SJP-002C (Oral COVID-19) in Phase 2 Clinical Trial. Sept ‘22 - $5M

Valuation Increase for the advancement of R&D batches to Engineering batches of SJP-002C with KVK Tech. On track for FDA submission of Chemistry, Manufacturing, & Control modules of manufactured therapeutic in May ‘23.

The pre-money valuation has been calculated on a fully diluted basis. The Company only has shares of Common Stock outstanding. The Company currently does not have any outstanding options or warrants. In making this calculation, we have not assumed:

(i) any other securities with a right to acquire shares are exercised; or (ii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $2,031,917 in aggregate principal amount in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

This pre-money valuation was calculated internally by the Company. Although the Company is using an independent evaluation for a portion of the reasonable basis for this valuation, the final pre-money calculation was not confirmed by an independent third party.

Use of Proceeds

If we raise the Target Offering Amount of $9,996.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Premium Deferred Fee*
  94.5%
  StartEngine Premium Deferred Fee

If we raise the over allotment amount of $3,992,791.95, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Research & Development*
  65.0%
  We will use 65% of the funds raised for market and customer research, new product development and market testing.
- *Company Employment*
  20.0%
  We will use 20% of the funds to hire key personnel for daily operations,

including the following roles: Chief Clinical Officer, Head of Product Development & Regulatory Affairs, Director of Global Licensing, Director of Strategic Communication, Chief Executive Officer. Wages to be commensurate with training, experience and position.

- *Working Capital*
  9.5%
  We will use 9.5% of the funds for working capital to cover expenses for legal and Intellectual Property as well as ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at sen-jam.com (http://sen-jam.com/investors/).

Updates

Updates on the status of this Offering may be found at: www.startengine.com/sen-jam

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Sen-Jam Pharmaceutical Inc.

[See attached]

SEN-JAM PHARMACEUTICAL, LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020

INDEX TO FINANCIAL STATEMENTS

Page

INDEPENDENT ACCOUNTANT'S AUDIT REPORT 1

FINANCIAL STATEMENTS:

Balance Sheet 2

Statement of Operations 3

Statement of Changes in Members' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors
Sen-Jam Pharmaceutical, LLC
Huntington, New York

Opinion

We have audited the financial statements of Sen-Jam Pharmaceutical, LLC which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Sen-Jam Pharmaceutical, LLC as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Sen-Jam Pharmaceutical, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Sen-Jam Pharmaceutical, LLC's ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2021.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Sen-Jam Pharmaceutical, LLC's control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Sen-Jam Pharmaceutical, LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

September 19, 2022
Los Angeles, California

SEN-JAM PHARMACEUTICAL LLC
BALANCE SHEETS

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 64,694	$ 12,255
Prepaids and other current assets	77,500	37,500
Total current assets	**142,194**	**49,755**
Intangible assets, net	418,000	456,000
Total assets	**$ 560,194**	**$ 505,755**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 47,033	$ 15,292
Total current liabilities	**47,033**	**15,292**
Interest payable	67,084	22,039
Convertible note payable	605,075	395,075
Note payable, related party	185,000	-
Total liabilities	**904,192**	**432,406**
MEMBERS' EQUITY (DEFICIT)		
Members' capital	751,044	751,044
Accumulated deficit	(1,095,042)	(677,694)
Total members' equiity (deficit)	**(343,998)**	**73,350**
Total liabilities and members' equity (deficit)	**$ 560,194**	**$ 505,755**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	$ -	$ -
Operating expenses		
General and administrative	303,458	317,785
Research and development	68,845	-
Total operating expenses	372,303	317,785
Operating income/(loss)	(372,303)	(317,785)
Interest expense	(45,045)	(22,039)
Other income	-	3,000
Total other income (expense)	(45,045)	(19,039)
Net loss	**$ (417,348)**	**$ (336,824)**

See accompanying notes to financial statements.

(in , $US)	Members' Capital	Accumulated Deficit	Total Members' Equity
Balance—December 31, 2019	**$ 751,044**	**$ (256,870)**	**$ 494,174**
Distributions		(84,000)	$ (84,000)
Net loss	-	(336,824)	(336,824)
Balance—December 31, 2020	**751,044**	**(677,694)**	**73,350**
Net loss		(417,348)	$ (417,348)
Balance—December 31, 2021	**751,044**	**$ (1,095,042)**	**$ (343,998)**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net loss	$ (417,348)	$ (336,824)
Amortization expense	38,000	38,000
Adjustments to reconcile net loss to net cash provided used in operating activities:		
Changes in operating assets and liabilities:		
Prepaid expenses and other current assets	(40,000)	(37,500)
Accounts payable	31,741	15,292
Interest payable	45,045	22,039
Net cash used in operating activities	**(342,562)**	**(298,994)**
CASH FLOW FROM FINANCING ACTIVITIES		
Note payable, related party	185,000	-
Convertible note payable	210,000	395,075
Distributions	-	(84,000)
Net cash provided by financing activities	**395,000**	**311,075**
Change in cash	52,438	12,081
Cash—beginning of year	12,255	174
Cash—end of year	**$ 64,694**	**$ 12,255**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Sen-Jam Pharmaceutical, LLC (the "Company") was incorporated in the State of Delaware on August 21, 2017. The Company is a pharmaceutical development company. The Company is focused on improving clinical outcomes for patients battling opioid use disorder, viral respiratory infections from coronaviruses such as COVID-19 and other painful inflammation and toxin-induced conditions, including arthritis, vaccinations, and even the infamous hangover. Using their patented proprietary technology and the accelerated 505(b)2 pathway, the Company is on a mission to revolutionize the way we treat pain, and the way the business of pain relief treats humanity.

On June 15, 2022, the Company converted to a Delaware corporation. The Company had 10,000,000 authorized shares of common stock, $0.0001 par value (see Note 7).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and 2020, the Company's cash and cash equivalents did not exceeded FDIC insured limits.

Intangible Assets - Patents

The Company accounts for intangible assets in accordance with ASC 350 "Intangibles-Goodwill and Other" ("ASC 350"). ASC 350 requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value. In addition, ASC 350 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests when circumstances indicate that the recoverability of the carrying amount of goodwill may be in doubt. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions or the occurrence of one or more confirming events in future periods could cause the actual results or outcomes to materially differ from such estimates and could also affect the determination of fair value and/or goodwill impairment at future reporting dates.

The Company's patents are amortized over an estimated useful life of fifteen years.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has filed all its tax returns from inception and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

To date, the Company has not yet generated revenue.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred.

Share-Based Compensation

The Company accounts for share-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of incentive units.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 19, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2020, the FASB issued ASU 2020 – 06, debt, debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity. ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INTANGIBLE ASSETS

As of December 31, 2021 and 2020, intangible asset consists of:

As of Year Ended December 31,		2021		2020
Patents	$	570,000	$	570,000
Intangible assets, at cost		**570,000**		**570,000**
Accumulated amortization		(152,000)		(114,000)
Intangible assets, net	**$**	**418,000**	**$**	**456,000**

All intangible assets have been amortized. Amortization expenses for patents for the years ended December 31, 2021, and 2020 were in the amount of $38,000 and $38,000, respectively. The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period		Amortization Expense
2022	$	38,000
2023		38,000
2024		38,000
2025		38,000
Thereafter		266,000
Total	**$**	**418,000**

4. DEBT

Convertible Notes

In 2020 and 2021, the Company issued several convertible promissory notes for total proceeds of $605,075, including $395,075 in 2020 and $210,000 in 2021. The notes have interest rates ranging from 8% – 10% per annum and mature in various dates from 2022 through 2023. The notes are convertible into equity with discounts on conversion ranging from 0% - 20%.

Related Party Notes

During 2021, a related party (majority member) provided loans to the Company totaling $185,000. The loan carries an 8% interest rate per annum and management intends to pay back the loan within the next year.

5. EQUITY

Member Units

Under the operating agreement, the Company has the authority to issue 10,000,000 Member Units. As of December 31, 2021, 9,595,000 units have been issued and are outstanding.

Equity Incentive Units

Under the Operating Agreement, the Company can issue compensatory equity interests ("Incentive Units") to members, employees, contractors, and advisors, which grant the recipient an interest in Company income, gain, loss, deductions, and distributions. As of December 31, 2021, the Company has issued 690,000 shares of the membership units and has reserved an additional 405,000 shares for options for future issuance.

The 690,000 previously issued shares were fully vested upon issuance and the additional 405,000 shares have not been issued as of December 31, 2021.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through September 19, 2022, which is the date the financial statements were available to be issued.

The Company is currently raising funds on Wefunder through the issuance of convertible notes. The convertible notes carry a $20,000,000 - $25,000,000 valuation cap, 20% discount and 8% interest rate. The notes have a maturity date of 24-months from their effective dates. Through the issuance date, the Company has received approximately $790,000 in proceeds.

In 2022, the Company repaid the related party note payable in its entirety.

On June 15, 2022, the Company converted to a Delaware corporation. The Company had 10,000,000 authorized shares of common stock, $0.0001 par value.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

8. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net loss of $417,348, an operating cash flow loss of $342,562, and liquid assets in cash of $64,694, which is less than a year's worth of cash reserves as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Sen-Jam Pharmaceutical

Revolutionizing Anti-inflammatories for Life


SEN-JAM
PHARMACEUTICAL
Full Strength Living

Website | Lloyd Harbor, New York | PHARMACEUTICAL

$0.00 raised

0 Investors	$70M Valuation
$7.35 Price per Share	$588.00 Min. Investment
Common Shares Offered	Equity Offering Type
$3.99M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Sen-Jam Pharmaceutical is developing a line of anti-inflammatory drugs designed to provide a much-needed update to a multi-billion dollar market that has seen little innovation in the past 30 years, or since aspirin was invented 125 years ago. We are developing 12 different drugs targeting 7 therapeutic areas intended to reduce pain and inflammation by harnessing your body's immune system, at the very beginning of the inflammatory cascade. We seek to prevent acute inflammation, slow the progression of inflammatory chronic illnesses, and improve health span. According to our research, there are no pharmaceutical products available to the consumer, either Over-the-Counter (OTC) or prescription (Rx), that acts so early, and safely, at the very beginning of inflammation. Our initial drugs are pre-market, patented, and will seek FDA-approval. Sen-Jam is currently enrolling patients in our covid oral therapeutic Phase 2 Clinical Trial in collaboration with Duke University. Sen-Jam is also ready to begin our Phase 2 clinical trial for prevention of alcohol's toxic effects. Because we repurpose small molecules with over 30 years of safety data, we are able to bring these new pharmaceuticals to the consumer rapidly, using an accelerated FDA pathway for approval.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- We are harnessing the technology of mast cell modulators (the very beginning of the inflammatory/immune cascade) to boldly introduce to the consumer a safer more effective approach to reducing inflammation, before it leads to chronic illness. Sen-Jam is a human-first revolution in the Trillion Dollar anti-inflammatory market that seeks to improve health span.
- Our drugs are designed to have widespread applications, from covid-19 treatment to opioid withdrawal, alcohol hangovers, arthritis, and vaccine administration (all interconnected by inflammation) amounting to a total addressable market estimated at $217 billion. Because our drugs are safe, some will be OTC; some will be introduced as Rx and we will seek to have them join the OTC arena, to increase accessibility and decrease cost to the consumer; some drugs will be injectable for urgent hospital use.
- We are led by a team of entrepreneurs, innovators, scientists and futurists with decades of experience in operations and pharmaceuticals, as well as a combined $730 million in successful exits.

Revolutionizing Inflammatory and Pain Management So Humanity Can Thrive

At Sen-Jam Pharmaceuticals, we believe we are reconstructing and disrupting the entire anti-inflammatory market with a suite of drugs ranging from OTC to Rx that embrace mast cell modulators as the future of anti-inflammatory relief. We reformulate safe, trusted drug compounds, some that are currently unavailable, orally, in the United States, to improve clinical outcomes for patients battling opioid use disorder, viral respiratory infections, acute and chronic inflammatory conditions, and even the infamous hangover.


FULL
STRENGTH
LIVING
Sen-Jam innovates to *eliminate painful side effects and inflammation,* whether they come from medicine or everyday living.

According to our research, we are the only company pursuing a more gentle mast cell modulator as a path to anti-inflammation, for everyday needs.

THE PROBLEM & OUR SOLUTION

Empowering Consumers to Reclaim Their Pain and Inflammation Management

Rising rates of arthritis, the ongoing Covid-19 pandemic, the opioid crisis, and premature aging are all interconnected by rampant inflammation. As a result, American life expectancy has dropped by two years since 2020 (source). Meanwhile, major pharmaceutical companies have lost the trust of consumers when it comes to pain relief after the opioid crisis. Yet, a new oral anti-inflammatory pain reliever has not been introduced to the consumer in over 30 years. Consumers who are determined to lower their individual inflammation, have resorted to clinically untested alternatives.


OUR PROPRIETARY, RATIONALLY DESIGNED ANTI-INFLAMMATORY DRUG PLATFORM IS:
A Mast Cell Modulator
optionally combined with a non-steroidal anti-inflammatory drug
Oral Or Injectable
Over-The-Counter Or Prescription
Multi-Use With Multi-Organ Benefit

We combined common, safe chemical compounds from two distinct categories of anti-inflammatories, to create a line of drugs designed to take a better approach to combat inflammation. In our research, we found these molecules reduce the rate at which immune system cells called **mast cells** release proteins that cause inflammation. This approach stops inflammation at the immediate root source, the very beginning of the inflammatory cascade, preventing the long-term tissue damage that causes many health problems. We believe we have created the most potent, oral, anti-inflammatory drugs with the least side effects, with over 30 years of safety data.


8 PRODUCTS THAT PREVENT INFLAMMATION
By harnessing mast cells, the workhorse communicator of the immune system, we can mitigate runaway inflammation from the start
SJP-001 Veisalgia (Alcohol hangover)
SJP-005 Opioid Withdrawal
MAST CELL MODULATORS +/- Non-steroidal anti-inflammatory
SJP-003 Vaccine Administration
SJP-002C COVID-19
SJP-002 Viral Respiratory Infection
SJP-004 Arthritis
SJP-007 Opioid Tolerance
SJP-006 Opioid Dependence

THE MARKET & OUR TRACTION

Game-Changing Treatments in Multiple Major Markets

We have designed twelve products targeting seven different therapeutic areas, ranging from over-the-counter to prescription strengths, often with multi-use, multi-organ applications. As a result, Sen-Jam Pharmaceuticals has the potential to reach patients in multiple major markets, including arthritis, respiratory infections, Covid therapeutics, opioid withdrawal, vaccine administration, and even alcohol hangovers. That makes our total addressable market an estimated $217 billion.


$217B ADDRESSABLE MARKET
VACCINE SIDE EFFECT MITIGATION $5B
ALCOHOL HANGOVER $3.3B
ARTHRITIS $62B
PREMATURE AGING $73B
COVID THERAPEUTIC $26B
RESPIRATORY INFECTIONS $45B
OPIOID USE DISORDER $2.8B

(source, source, source, source, source, source, source)

Since our launch, we have achieved the following milestones:

7 Peer-Reviewed Papers Published

25 Patents & Patents-Pending

Strategic Parntership with CMC (Chemicals, Manufacturing & Controls)

Phase II Clinical Trial Underway for our oral COVID-19 Therapeutic

4 University Collaborations

Expanded Our Porfolio to include injectable assets

Granted A European Patent for the prevention of Alcohol Hangover

Because we are repurposing existing small molecules, we plan to fast-track our regulatory pathway via 505(B)2 FDA approval. Meanwhile, our international patents provide a wide wingspan for global commercialization.

WHY INVEST

Developing the Next Generation of Anti-Inflammatory Drugs


THE GOOD
KARMA
PHARMA
PEOPLE

We call ourselves the **Good Karma Pharma People** because our mission is to use innovation and transparency to improve societal well-being across the globe. Over the next few years, we plan to leverage our operational excellence and evidence-based science to advance our anti-inflammatory therapeutics to commercialization - all while expanding our asset base and global licensing.

We will be using some of the funds from this raise towards:


USE OF FUNDS
Completing our COVID Phase II trial
Seeking emergency use authorization
Complete Phase II trial for our alcohol hangover product
Begin Phase II trial for opioid withdrawal
Advance our injectable assets

For a full description of the use of proceeds from this offering please see the Use of Proceeds section of the Offering Memorandum

With patented technology, diverse use cases across multiple billion-dollar markets, and strong strategic partnerships, we are ready to build the future of anti-inflammatory treatments, bringing everyone a much-needed solution.

Meet Our Team



James Iversen

CEO, Co-Founder & Director

Executive with a consistent track record of designing + executing business strategies that deliver rapid growth in sales, profits, market share + customer satisfaction. Client remits include start-ups to late stage, often resulting in M&A transaction



Jacqueline M. Iversen

Chief Clinical Officer, Co-Founder & Secretary

Jackie has extensive knowledge + capabilities in a multitude of clinical settings. Her expertise involves providing clinical pain education + having completed a research fellowship in pharmacokinetics + pain at Memorial Sloan Kettering Cancer Center.



Neal Zahn

Director of Global Licensing

Wildly successful and seasoned executive in the manufacturing, operations and pharmaceutical industries. Strong bench of skills in the business development space and has fine tuned his legendary resourcefulness in building long lasting, high impact strategic alliances. Charming and unflappable, bringing optimism and pragmatism to the global stage.



Christine Leonard

Head of Strategic Communications

Christine is a highly respected and award-winning marcom strategist with passion for brands that aim to improve lives. She has led marketing, consumer insight mining and communications development for world class healthcare companies big and small. She was involved with launching the global Blockbuster brand Dupixient and has a keen understanding of driving success in commerce with both healthcare professionals and consumers across many inflammatory brands.



Tom Dahl

Head of Product Development and Regulatory Affairs

Accomplished biotech/ pharmaceutical executive with deep expertise in early stage ventures, including technical analysis of products and technologies, business strategy and operations, development, clinical trial design and interpretation. Tenacious and well connected, helping to drive successful outcomes in both the clinical and regulatory arenas.



Alexander Wissner-Gross

Advisor

Dr. Alexander D. Wissner-Gross is an award-winning scientist, inventor, entrepreneur, and angel investor. He serves as President and Chief Scientist of Gemedy and holds academic appointments at the Harvard Institute for Applied Computational Science, the Harvard Innovation Lab, and the MIT Media Lab. He has received 123 major distinctions, authored 18 publications, been granted 23 issued, pending, and provisional patents, and founded, managed, and advised 7 technology companies, 3 of which have been acquired. A popular TED speaker, his talks have been viewed almost 2 million times and translated into 27 languages. His work has also been featured in more than 180 press outlets worldwide including The New York Times, CNN, USA Today, the Wall Street Journal, and BusinessWeek.



Dr. Frank Farraye

Scientific Advisor

Dr. Farraye is a Senior Associate Consultant in the Section of Gastroenterology and Hepatology and Professor of Medicine at the Mayo Clinic in Jacksonville, Florida where he directs the Inflammatory Bowel Disease Center. Prior to relocating to Mayo in 2019, he was Clinical Director in the Section of Gastroenterology and the Inflammatory Bowel Disease Center at Boston Medical Center and Professor of Medicine at the Boston University School of Medicine. Dr. Farraye earned his medical doctorate from the Albert Einstein College of Medicine in New York and his master's degree in Epidemiology from the Harvard School of Public Health.

Offering Summary

Company	Sen-Jam Pharmaceutical Inc.
Corporate Address	35 Fort Hill Drive, Lloyd Harbor, New York 11743
Offering Minimum	$9,996.00
Offering Maximum	$3,992,791.95
Minimum Investment Amount (per investor)	$588.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	1,360
Maximum Number of Shares Offered	543,237
Price per Share	$7.35
Pre-Money Valuation	$69,979,019.25

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of his or her authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Transfer Restrictions Applicable to Securities Sold in this Offering

Section 7.1(a) of bylaws of the Company (the "ByLaws") details the right of first refusal ("ROFR") restriction applicable to the Common Stock sold in this offering. In short, if a selling stockholder receives a bona fide offer from a third party to purchase all or any portion of such stockholder's shares of stock and the selling stockholder wishes to accept such offer, the selling stockholder must first provide Sen-Jam with prompt written notice ("Sale Notice"). Upon receipt of such notice, Sen-Jam may elect to purchase the shares or waive its purchase right, all subject to the procedures and applicable notice periods, as detailed in Section 7.1(a) of the Bylaws.

Section 7.2 (a) - (g) of the Bylaws provides for additional transfer restrictions, including but not limited to: (1) ineligible transferee; (2) competitor transferees; (3) the transfer would result in a breach of laws or regulations if consummated; (4) the transfer would result in the corporation or its stockholders incurring liability; (5) the transfer would result in a registration or filing requirement on behalf of the Company; (6) the transfer would result in a loss of federal or state exemption; and (7) the transfer or the transferee would be harmful or injurious to the business or reputation of the Company. Each of the foregoing will be enforced by the Board of Directors of the Company (the "Board") in its sole discretion.

Section 7.3 of the Bylaws details exemptions to the transfer restrictions of Sections 7.1 and 7.2 of the Bylaws.

Drag-Along Right Applicable to Securities Sold in this Offering

Section 7.5 of the Bylaws provides for a Drag-Along Right. In short, if the Board votes to approve any sale or change in control of the Company, then each stockholder must consent to, and agree to raise no objections against, such transaction and take all necessary or desirable actions to facilitate the consummation of such transaction as requested by the Company. Additional obligations and information are outlined in Section 7.5 (a)-(c) of the Bylaws.

SJP Owner Network Bonus (Loyalty Bonus)

The Company would like to offer you an additional 10% bonus shares of your total investment.

Time-Based:

Friends and Family

Invest within the first week and receive 15% bonus shares

Super Early Bird Bonus

Invest in the second week and receive 10% bonus shares

Early Bird Bonus

Invest in the third week and receive 5% bonus shares

Amount-Based:

$1,000+ | Tier 1

The Company would like to offer you an additional 3% bonus shares of your total investment.

$5,000+ | Tier 2

The Company would like to offer you an additional 7% bonus shares of your total investment.

$10,000+ | Tier 3

The Company would like to offer you an additional 10% bonus shares of your total investment.

$20,000+ | Tier 4

The Company would like to offer you an additional 12% bonus shares of your total investment.

$25,000+ | Tier 5

The Company would like to offer you an additional 15% bonus shares of your total investment.

$50,000+ | Tier 6

The Company would like to offer you an additional 20% bonus shares of your total investment.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

The Company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example (assuming no other eligible bonuses), if you buy 100 shares of Common Stock at $7.35 / share, you will receive 110 shares Common Stock, meaning you'll own 110 shares for $735. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the SJP Owner Network Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Sen-Jam Pharmaceutical to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

I'm not a robot
reCAPTCHA
Privacy - Terms

Post

Please sign in to post a comment.

start engine

©2022 All Rights Reserved

About
Our Team
Equity Crowdfunding 101
Blog
StartEngine Careers
Portfolio Job Board

Companies
Get Funding
How It Works
Why StartEngine
Founder FAQ
Refer Founders
Partnerships

Investors
Start Investing
Investing 101
Investor FAQ
Earn 10% Bonus
Form CRS

Legal/Contact
Terms of Use
Privacy Policy
Disclaimer
Annual Reports
Help Center
Contact Us

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

;

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

I had always wondered why we were

treating pain the way we do.

I'm a clinical pharmacist by trade who has

done research at Memorial Sloan-Kettering Cancer

Center in pharmacokinetics and

Pain Management thousands of people a day come across

our desk for which we are providing pharmaceutical

care and information too and

this bird's eye view made me realize that

there could be a much better way more effective

and with less side effects.

Our mission

is to improve the lives of others by removing everyday pain

and inflammation what drives me is improving

the lives of others. I love seeing other people

succeed. My mission in life has been helping people

see beyond their self-limiting beliefs and

step into their unlimited beliefs the products that we

built all serve large unmet needs. Our first

product SJP 001 is for the

prevention of alcohol hangover. When you take one

dose of our product prior to consuming alcohol

it prevents an inflammatory response

from occurring and the next morning you will

wake up refresh and productive if it

had the power to reduce alcohol hangover.

Imagine what else it could do the Raging

war against covid-19,000 more still expected

to die coronaviruses. Our On

The Rise. We have the opportunity to decrease that cytokine

storm.

We were able to introduce a product to researchers

around the world and not

only did we feel we had

a place in covid-19. But so did they what excites

me most about the products at Saint Jim offers is

that they're all very impactful in

large way to society. The number

one reason a person remains opioid dependent is

because the withdraw symptoms are two

painful opioid disorder and

opioid withdrawal in particular is an

inflammatory response. There are so many people who are

suffering through opioid addiction

who don't want to be on opioids, but

they can't seem to lower their consumption. We submitted

three patents one for

dependence one for tolerance and one

for opioid withdrawal by introducing a

non-opioid pain reliever that

can also reduce opioid.

Draw symptoms will allow those individuals who

are dependent on opioids the

opportunity to one day.

Be free of opioids the reason why somebody should

invest in us as we have a proven track record from taking

products from ideation to commercialization the

505 B2 pathway allows us to use

all the safety data that's been generated for the

individual products, which allows us to bring these

products to Market a lot faster. We're hoping

that investors can join us on this journey in

order to decrease the pain

and inflammation that so many people are suffering

with so that we can rapidly develop and

deploy new products and make them available

to every consumer.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "SEN-JAM PHARMACEUTICAL INC.", FILED IN THIS OFFICE ON THE FOURTH DAY OF OCTOBER, A.D. 2022, AT 1:42 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE 1793 DELAWARE 1847

6518573 8100
SR# 20223690204

Authentication: 204547031
Date: 10-04-22

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:42 PM 10/04/2022
FILED 01:42 PM 10/04/2022
SR 20223690204 - File Number 6518573

CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF INCORPORATION
OF
SEN-JAM PHARMACEUTICAL INC.

Sen-Jam Pharmaceutical Inc., (the "***Corporation***"), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"), does hereby certify that:

1. The Corporation filed its Certificate of Incorporation with the Secretary of State of Delaware on June 15, 2022 (the "***Certificate of Incorporation***").

2. The Certificate of Incorporation of the Corporation is hereby amended by changing the first sentence of the first paragraph of Article Fourth to read as follows:

   FOURTH: The total number of shares of common stock which the corporation shall have authority to issue is Twenty Million (20,000,000), and the par value of each such shares is $0.0001.

3. This Certificate of Amendment to the Certificate of Incorporation has been duly adopted in accordance with Sections 228 and 242 of the General Corporation Law by the directors and the stockholders of the Corporation.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed this fourth day of October, 2022.

DocuSigned by:
By: James Iversen
529FE49DEDC0467...
Name: James Iversen
Title: Chief Executive Officer

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "SEN-JAM PHARMACEUTICAL INC." FILED IN THIS OFFICE ON THE FIFTEENTH DAY OF JUNE, A.D. 2022, AT 4:42 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE 1793 DELAWARE 1855

6518573 8100V
SR# 20222737072

Authentication: 203694419
Date: 06-16-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

CERTIFICATE OF INCORPORATION

OF

SEN-JAM PHARMACEUTICAL INC.

FIRST: The name of the corporation is:

Sen-Jam Pharmaceutical Inc.

SECOND: The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, Wilmington, DE 19808, County of New Castle. The name of its registered agent at such address is Corporation Service Company.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The total number of shares of common stock which the corporation shall have authority to issue is Ten Million (10,000,000), and the par value of each of such shares is $0.0001.

FIFTH: The name and mailing address of the sole incorporator is as follows:

NAME	MAILING ADDRESS
James Iversen	223 Wall St. #130 Huntington, NY 11743

SIXTH: The following provisions are inserted for the management of the business and for the conduct of the affairs of the corporation and for defining and regulating the powers of the corporation and its directors and stockholders and are in furtherance and not in limitation of the powers conferred upon the corporation by statute:

(a) The election of directors need not be by written ballot.

(b) The board of directors shall have the power and authority:

(1) to adopt, amend or repeal by-laws of the corporation, subject only to such limitation, if any, as may be from time to time imposed by law or by the by-laws;

(2) to the full extent permitted or not prohibited by law, and without the consent of or other action by the stockholders, to authorize or create mortgages, pledges or other liens or encumbrances upon any or all of the assets, real, personal or mixed, and franchises of the

corporation, including after-acquired property, and to exercise all of the powers of the corporation in connection therewith; and

(3) subject to any provision of the by-laws of the corporation, to determine whether, to what extent, at what times and places and under what conditions and regulations the accounts, books and papers of the corporation (other than the stock ledger), or any of them, shall be open to the inspection of the stockholders, and no stockholder shall have any right to inspect any account, book or paper of the corporation except as conferred by statute or authorized by the by-laws of the corporation or by the board of directors.

SEVENTH:

(a) Limitation of Liability. To the fullest extent permitted by the General Corporation Law of the State of Delaware as the same exists or as may hereafter be amended ("Delaware Law"), a director of this corporation shall not be personally liable to this corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

(b) Indemnification. This corporation shall indemnify (including advancement of expenses) to the fullest extent permitted by Delaware Law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person or his or her testator or intestate is or was a director, officer, or employee of this corporation, or any predecessor of this corporation, or serves or served at any other enterprises as a director, officer, or employee at the request of this corporation or any predecessor to this corporation.

(c) Amendments. Neither any amendment nor repeal of this Article SEVENTH, nor the adoption of any provision of this corporation's certificate of incorporation inconsistent with this Article SEVENTH shall eliminate or reduce the effect of this Article SEVENTH, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article SEVENTH, would accrue or arise, prior to such amendment, repeal, or adoption of an inconsistent provision.

EIGHTH: Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation's stockholders, (iii) any action asserting a claim against the corporation, its directors, officers or employees arising pursuant to any provision of the Delaware Law or the corporation's certificate of incorporation or by-laws or (iv) any action asserting a claim against the corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article EIGHTH shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article EIGHTH (including, without limitation, each portion of any sentence of this Article EIGHTH containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

NINTH: The corporation reserves the right to amend, alter, change or repeal any provision contained in this certificate of incorporation, in any manner now or hereafter prescribed by statute, and, except as set forth above, all rights conferred upon a director or stockholder of the corporation by this certificate of incorporation or any amendment hereof are conferred subject to such right.

[*The remainder of this page is intentionally left blank; signature page follows.*]

THE UNDERSIGNED, being the sole incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, does make this certificate, hereby declaring and certifying that this is my act and deed and the facts stated herein are true, and accordingly have hereunto set my hand this fourteenth day of June, 2022.

By: DocuSigned by: James Iversen
529FE49DFDC0467...

Name: James Iversen

Title: Sole Incorporator

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]

FOR INVESTORS | GENERAL

Coming Soon: Upcoming StartEngine Offerings

June 27, 2022 | 17 min read



author:
Johanna Cronin

StartEngine is excited to share our upcoming offerings with the public. The following list will be updated regularly to reflect offerings that may be raising capital on StartEngine in the next 30 days.

This blog post was last updated on October 3, 2022.

3DOS™

3DOS™ | Building the World's Largest Decentralized Manufacturing Network

https://3dos.io/

Description of Business
The $12 trillion dollar global manufacturing market is making a titanic shift and moving to localized production. 3DOS is aiming to build the world's largest decentralized on-demand manufacturing network on Web3 powered by blockchain smart contracts. The goal is to become a leader in this $112 billion dollar on-demand manufacturing market opportunity which is fast approaching by 2024. When you look around you, almost everything is made in one country. A significant number of companies in the world have made a concrete decision to decentralize their supply chain risks after COVID, but how do you control your royalties and products efficiently in this new decentralized world? Now imagine anyone can simply upload a design into 3DOS, protect your royalties via smart contract, and things are made locally, on-demand, only when they are needed, with no waste, no inventory, and no international shipping. The future of manufacturing is decentralized. 3DOS is currently pre-revenue and in the prototype stage. Invest in a Silicon Valley team that is trailblazing the path into a decentralized manufacturing world.

Reasons to Invest

- 3DOS Aims to Revolutionize Global Manufacturing: 3DOS has the vision to create the world's largest peer-to-peer manufacturing network, allowing anyone to upload a design, receive royalties, and have it made anywhere in the world. 3DOS instantly connects demand and supply in real-time – so products are made on-demand locally: No waste, no inventory, no international shipping.
- The Digital Manufacturing Market Demand is Now: The global digital manufacturing market size was valued at USD 320 billion in 2021. It is expected to reach USD 1,370 trillion by 2030, growing at a CAGR of 16.5% during the forecast period (2022–2030) (source). 3DOS is looking to enter and disrupt the traditional 12 trillion dollar global manufacturing market (source). The on-demand manufacturing market is also expected to reach $112 billion by 2024 and the 3D printing industry is projected to reach over $50 billion by 2030 (source).
- Rock Solid All Star Team with a Proven Track Record: Our Silicon Valley team is backed by world class CEO's, board advisors, publicly traded companies, and investors. The founders have a proven track record and have already invented the world's first operating system for 3D printing, 3DPrinterOS, which is used in over 120 countries and has produced over 2.8 million parts globally. It is used by the best and brightest top 100 universities like MIT, Harvard, Rice, CalTech, Berkeley, by the top enterprises like John Deere, Google, Bosch, Eaton, and government agencies like the British ARMY, NASA, US NAVY, and US AIR FORCE. All these 9M+ cad designs, 60,000+ 3D printers, and 200,000+ users will be the first to be onboarded into the 3DOS network.

Team
John Dogru: CEO & Founder, LinkedIn
Anton Vedeshin: CTO, LinkedIn

MiTio Tech

MiTio Tech | Advancing AI translation and interpretation

https://mitiotech.com/

Description of Business
As a SAAS technology company, we believe MiTio Tech is pioneering innovative language technology. Bridging the gap between language communication and cost barriers, our AI scrubs today's technical jargon to improve effectiveness in the interpretation and translation industry. Pre-revenue and patent pending, we believe our disruptive technology has the potential to take us public in 18-24 months.

Reasons to Invest

- MiTio Tech is a woman-owned small business, we are backed by deep industry knowledge, and partner with Georgia Tech software developers. Our goal is to create innovative AI software that navigates technical jargon translation that is accurate and inclusive – not gender or race-biased.
- The Global Translation Services Market is expected to reach $46.22 Billion by 2028 (source) and we believe that our AI technology can truly disrupt this growing industry.
- In our view, translating services created by big companies are limited due to inherent biases. We are here to change that and build a better world of

better, more inclusive communication.

Team
Donnie Lee Jr.: COO, LinkedIn
Nelva Lee: CEO, LinkedIn

Sen-Jam Pharmaceutical

Sen Jam | *Revolutionizing Anti-inflammatories for Life*

https://sen-jam.com/

Description of Business
Sen Jam Pharmaceutical is developing a line of anti-inflammatory drugs designed to provide a much-needed update to a multi-billion dollar market that has seen little innovation in the past 30 years, or since aspirin was invented 125 years ago. We are developing 12 different drugs targeting 7 therapeutic areas intended to reduce pain and inflammation by harnessing your body's immune system, at the very beginning of the inflammatory cascade. We seek to prevent acute inflammation, slow the progression of inflammatory chronic illnesses, and improve health span. According to our research, there are no pharmaceutical products available to the consumer, either Over-the-Counter (OTC) or prescription (Rx), that acts so early, and safely, at the very beginning of inflammation. Our initial drugs are pre-market, patented, and will seek FDA-approval. Sen-Jam is currently enrolling patients in our covid oral therapeutic Phase 2 Clinical Trial in collaboration with Duke University. Sen-Jam is also ready to begin our Phase 2 clinical trial for prevention of alcohol's toxic effects. Because we repurpose small molecules with over 30 years of safety data, we are able to bring these new pharmaceuticals to the consumer rapidly, using an accelerated FDA pathway for approval.

Reasons to Invest

- We are harnessing the technology of mast cell modulators (the very beginning of the inflammatory/immune cascade) to boldly introduce to the consumer a safer more effective approach to reducing inflammation, before it leads to chronic illness. Sen-Jam is a human-first revolution in the Trillion Dollar anti-inflammatory market that seeks to improve health span.
- Our drugs are designed to have widespread applications, from covid-19 treatment to opioid withdrawal, alcohol hangovers, arthritis, and vaccine administration (all interconnected by inflammation) amounting to a total addressable market estimated at $217 billion. Because our drugs are safe, some will be OTC; some will be introduced as Rx and we will seek to have them join the OTC arena, to increase accessibility and decrease cost to the consumer; some drugs will be injectable for urgent hospital use.
- We are led by a team of entrepreneurs, innovators, scientists and futurists with decades of experience in operations and pharmaceuticals, as well as a combined $730 million in successful exits.

Team
James Iversen: CEO, Co-Founder, LinkedIn
Jacqueline M. Iversen: Chief Clinical Officer, Co-Founder, LinkedIn

New Sapience
New Sapience | *Synthetic Intelligence: An Alternative Approach to AI*
https://www.newsapience.com/

Description of Business
New Sapience is anticipating the launch of what we believe is an entirely new paradigm of artificial intelligence. More aptly referred to as synthetic intelligence, our sapiens are unique thinking machine prototypes with the acumen to speak and comprehend human language, as opposed to merely mimicking it like much of the AI known today. New Sapience is pre-revenue and currently in the prototype phase.

Reasons to Invest

- New Sapience is developing a patented synthetic intelligence platform, which we believe will overcome the limitations of traditional artificial intelligence, better replicate the generality of human knowledge, and exceed the capabilities of any existing AI approaches.
- We believe that what we are creating is an entirely new innovation, with our goal to make our product accessible to over 7 billion smartphone users worldwide, and that could transform every major segment of our economy, and generate innumerable new markets in the process.* New Sapience technology has the potential to disrupt numerous multi-billion dollar markets such as the $9.9B industry for natural language processing and chatbot software and the $140B industrial automation industry, to name a few.**
- We believe sapiens are the world's first machines that think and understand like humans do. Our vision is of a world where these thinking machines are our partners, helping every one of us to realize our own personal goals, to live a more engaged human life. We believe that if our sapiens were to become commonplace, when human knowledge, perspective, and values are at the foundation of thinking machines, the tyranny of the mindless statistical algorithms will be over.

Team
Bryant Cruse: Founder & CEO, LinkedIn
Karsten Hunneycutt: Chief Software Architect

PSYONIC
PSYONIC | *Redefining Human*
https://www.psyonic.io/

Description of Business
The Ability Hand™ by PSYONIC is an in-market prosthetic hand that offers users

faster and more functional mobility at a fraction of the cost. Leveraging proprietary bionic technology breakthroughs, the hand replicates touch sensation for amputees, and is accessible to most Americans with upper limb differences because it is covered by Medicare.

Reasons to Invest

- PSYONIC's Ability Hand™ offers those with limb differences the high-performance solution they deserve. We designed our bionic hand to be the fastest, and believe that it is the first of its kind to offer true multi-touch sensitivity (source). For what we believe is the very first time with a commercially available bionic hand, users can feel a vibration from multiple areas of the fingers when they touch an object!
- The global market for prosthetics and orthotics is approaching the $2.8 billion mark and has the potential to expand as a population of about 3.5 million people are estimated to potentially experience limb loss by 2050 (source).
- Prioritizing affordability, PSYONIC has worked diligently to ensure that our products cost less (source) and are covered by Medicare as well as private insurance (source).

Team
Aadeel Akhtar: CEO + Founder
Whitney Akhtar: Director of Human Resources

BeeHex
BeeHex | *Proven Automated 3D Decorating Systems with Scale Up Opportunity*
https://www.beehex.com/

Description of Business
BeeHex Automation is a NASA spinoff company that builds specialized machines for dessert decoration. We are currently in-market, serving industrial bakeries with equipment for high volume cookie and cake decoration as well as large grocery chains with our Cake Writer machines automating on-demand personalized dessert decoration. With four patents and over $3 million in revenue since 2019, we are ready to scale up and continue disrupting the dessert market.

Reasons to Invest

- We have signed a commercial pilot agreement with Walmart, allowing us the opportunity to expand and deploy Cake Writers across the country. We also have pilots planned in the U.S. and Europe for further expansion.
- BeeHex has installed machines that have been operating since 2019, with over
  1 million products made by those machines. We have generated over $3 million since then, with optimized machine performance and manufacturability, allowing for scale-up into 2023.
- We have four patents granted and two pending, with proprietary vision and control software seeking to define the cutting edge of food production software, with the ability to fill personalized orders.

Team
Anjan Contractor: CEO & Director, LinkedIn
Benjamin Feltner:COO & Director, LinkedIn

The Brag House
The Brag House | *Welcome to Brag House*
https://thebraghousecorp.com/

Description of Business
We believe that Brag House is one of the first Premier eSports Platforms for non-professional college gamer and their communities. Our mission is to foster a collaborative community of casual eSports gamers, streamers, and fans to play, engage in friendly trash talk and win prizes. Since launched in 2020, Brag House has gained over 65k+ fans across our platform with 22.58% growth month over month from April 2020 to December 2021.

Reasons to Invest

- Brag House is a vertically integrated social network for nonprofessional college esports and aims to be the first premier platform for all nonprofessional gamers.
- The Global Gaming industry continues to infiltrate popular culture, and is set to reach $314.4 billion by 2026 (source). Similarly, Global Esports is projected to generate $5 billion in revenue by 2025 (source).
- We believe our company has quickly become the home for nonprofessional college esports as demonstrated through our partnerships with huge names like McDonald's and Coca-Cola.

Team
Lavell J. Malloy II: Chief Executive Officer, LinkedIn
Daniel Leibovich: Chief Operating Officer, LinkedIn

CytexOrtho
CytexOrtho | *One Biodegradable Implant. Full Joint Restoration.*
https://cytexortho.com/

Description of Business
CytexOrtho is a healthcare startup that is developing technology and solutions for younger patients with hip pain to address early joint degeneration. The company's lead product is a cutting-edge biodegradable medical implant that restores joint cartilage and bone instead of replacing it with artificial materials found in a total joint replacement. While this product is not yet commercially

available, CytexOrtho is currently preparing for an FDA IDE submission to begin clinical trials for it and expects to begin these trials in 2023.

Reasons to Invest

- Highly Validated Technology – Our technology is backed by over 20 years of award-winning research, with 5 U.S. patents issued, and over $17M in non-dilutive NIH grant funding. Our publication record, patents, and funding success underscore the novelty of our approach to joint regeneration.
- Projected Market Opportunity – The hip preservation U.S. Market Opportunity is estimated in excess of $4B and is growing at 18%+ per year.* Joint preservation solutions are desperately needed in the young and active patient, and there are few competing technologies in this sector.
- Expert Leadership – CytexOrtho has assembled a team of experts in cartilage tissue engineering, medical device development, and hip preservation. Founded by some of the world's leading scientists in cartilage engineering, and joined by world-renowned physicians and experienced businessmen, CytexOrtho is positioned for success.

Team
Bradley Estes, PhD: CEO, LinkedIn
Franklin Moutos, PhD: VP Technology

Clear Club
Clear Club | *Affordable & Custom Dental Guards*
https://clearclub.com/

Description of Business
ClearClub is a direct-to-consumer company that is known for custom guards for teeth grinding at a fraction of the dentist's price. With more than 30,000+ customers, ClearClub is the most reviewed company in the market. Rather than going to a dental office and paying $300-$1,000, ClearClub eliminated the middlemen to offer customers the same product for $95. The company is now expanding its product line and has launched whitening kits, sports guards, and retainers.

Reasons to Invest

- ClearClub is backed by US venture capitalists and venture funds focused on direct-to-consumer and healthcare products.
- Over 40 million dental guards were sold last year (source), however, many people don't know that you need to replace them every 3-6 months due to the buildup of plaque and bacteria (source). ClearClub believes their facilities are ready to scale dramatically.
- ClearClub has over 30,000 customers and 3,500+ website reviews and has recently expanded into other oral care products having launched sports guards and whitening kits.

Team
Pablo Osorio Martini: CEO & President, LinkedIn
Garrett Gilbertson: Director, LinkedIn

Noshinku
Noshinku | *Your Hands Deserve The Best*
https://www.noshinku.com

Description of Business
Noshinku makes an award winning hand sanitizer that is designed through the lens of premium skincare. Good health is at the center of everything we do and we believe that the products meant to keep us healthy can only do so if we're inclined to use them. Through sustainable and aesthetically pleasing design Noshinku promotes healthy habits that make up the details of a life lived well.

Reasons to Invest

- We have national distribution in Nordstrom, Saks Fifth Avenue, The Container Store, Bespoke Post, Eataly, and Neiman Marcus, as well as corporate customers including the Ace Hotel, Rosewood Hotel, Four Seasons, JP Morgan, TikTok, and the Industrious co-working spaces.
- Over $3M in sales since July 2020 with 138% YoY Growth in 2021. The hand sanitizer market is expected to grow to $7.5 billion by 2025 (Source).
- Our refillable designs, premium cosmetic ingredients and uniquely sleek aesthetics offer a desirable experience to consumers and corporate clients that Women's Health Magazine and Byrdie named the Best Hand Sanitizer on the market, alongside editor's picks in Vogue, Men's Health Magazine, GQ and many more (Source | Source).

Team
Andrew Zahornacky: CEO, LinkedIn
Arie Hefter: CMO, LinkedIn

Top Corp
Top Corp | *Building the most comprehensive consumer engagement & data platform*
https://www.topcorp.com

Description of Business
Top Corp powers live polling and data collection across all digital channels and devices, for brands, publishers, and content creators. Our Mission is to build the most comprehensive consumer engagement and data platform on the planet, by owning the customer polling industry. Our technology provides a simple method for brands to create and power polls, quizzes, and engaging content, no matter the desired format or channel. Brands receive actionable, first-party data about their customers, as well as predictive future behavior using AI. We have launched our SaaS platform and have already developed relationships with 75% of the top 200 media spenders.

Reasons to Invest

- Utilizing polling and voting across all formats, devices and channels, we provide the most up-to-date consumer data, without cookies.
- Invest in a company that addresses two growing issues: data privacy and customer engagement. Digital media and online engagement has increased by nearly 40% in the past year alone (source).
- Our ability to be a data, engagement, and research platform, across all devices and all channels. Our competitors largely focus on a few channels, we reach customers wherever they may dwell.

Team
Will Cohen: Founder, CEO & Director, LinkedIn
Marvin Scaff: CTO

Swiss Precision Active Inc.
Swiss Precision Active Inc. | *Patented Copper Antimicrobial Fabric, Protecting Our Customer While Helping Our Planet*
https://swissprecisionactive.com/

Description of Business
Swiss Precision is an Eco HealthTech apparel brand that blends copper and natural organic fabrics for the medical scrub, uniform, and accessories markets. Our fabrics combine copper's antimicrobial benefits with a design for fit and style, making them lightweight, wash durable, moisture wicking, and odor-free. Our company is currently pre-revenue, but we have been accepted as a vendor to be sold across 50,000 hospitals in the US and we intend to launch our product alongside our campaign launch.

Reasons to Invest

- We believe we have made one of the first new and unique copper + natural, fully patented Eco HealthTech materials
- Targeting the $94 billion medical clothing and accessories market, it is expected to grow to USD 140.64 billion in 2028 at a CAGR of 5.9% in the 2021-2028 period (source)
- Minority-owned and accepted as a vendor to be sold across 50,000 hospitals in the US

Team
Leslie C. Dotson: CEO, CFO, Director, LinkedIn
Rob Steven Williams: President, Secretary, Director, LinkedIn

Set Jet
Set Jet | *Ready? Set, Jet!*
https://setjet.com

Description of Business
Set Jet is a Membership based private jet charter program, available exclusively for its security pre-screened and approved Members. Set Jet's revolutionary new approach to private jet air travel is here at a time when the private jet industry is soaring – and we believe we are coming in with a first mover advantage. In just over two years, Set Jet has executed over 4,000 flights and has grown its membership to over 5,200 members, with over 200% growth in memberships just last year!

Reasons to Invest

- We feel that Set Jet provides the most luxurious form of air travel in the industry at a reasonable price.
- Private Jet travel is experiencing growth. In Fact, comparing a recent 4-week timeframe, U.S. private jet travel was up 27% over last year.
- Our initial market has strongly demonstrated that our model is a market fit, and we are now ready to scale to other markets and regions.

Team
Thomas P Smith: CEO, President and Director – LinkedIn
William R Smith III (Trey): COO, Secretary and Director – LinkedIn

White Label or Platform – Which Is Right for Your Reg. A+?

Howard Marks October 13, 2022

Do Past Funding Rounds Matter For an Online Raise?

Howard Marks October 7, 2022

100 New Investors in 30 Days – Here's How You Reach It

Howard Marks October 6, 2022

start engine

Save

SEN-JAM

PHARMACEUTICAL

Dear Friends and Colleagues,

On Wednesday, we introduced our **SJP Owners Network** connected with our upcoming StartEngine capital campaign. Today, we are excited to share that if you invest in the 1st week of the campaign you will also receive an **Early Bird Special** of an additional 15% in bonus shares. ***So, what does this mean for you?*** If you register for the SJP Owners Network by Sunday, Oct 2nd, and invest in the 1st week of the campaign, you will receive a combined 25% in bonus shares.

Simply reply to this email with "Count me in!". **The deadline for registration is Sunday, October 2nd.**

Thanks and all the best,

Jim

democratize science in order to better support The People. This partnership is fantastic news for those hoping to tackle opioid use disorder. Read the release HERE.

PRODUCTS AND SERVICES

- More great advancements have come from our Strategic Partners at KVK Tech, who have been actively engineering batches of our COVID-19 oral therapeutic. Our teams will be coming together for another summit at KVK offices in Newtown, PA before the end of the year. Meanwhile, our clinical trial in Nepal is going smoothly, and we are anticipating more patient enrollments as the seasons shift and coronavirus outbreaks increase.

OPERATIONS

- We continue to have promising conversations with prospective licensees for our Oral COVID therapeutic and Alcohol Hangover Prevention Therapeutic both domestically and internationally.

- We are actively reviewing Request for Proposals (RFP) from Clinical Research Organizations (CRO) to begin our phase 2 clinical trial for alcohol hangover prevention.

- We have completed the legal and financial requirements to raise up to $5M through Regulation Crowdfunding (Reg CF). After a compliance review, our Form C will be filed with the SEC and we will be able to sell securities on StartEngine. We expect to go live on StartEngine next Thursday, October 6th, with our shares being offered at $7.35/share. **Keep an eye out for our campaign announcements and information to join the SJP Owner Network.**